FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Results of Repurchase of Its Shares in the Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: March 25, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated March 25, 2005, concerning the results of repurchase of its shares in the market.

For Immediate Release March 25, 2005

Pioneer Announces Results of Repurchase of Its Shares in the Market

TOKYO — Pioneer Corporation has announced that it repurchased its shares of common stock on the Tokyo Stock Exchange pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, as follows:

Description

1.	Type of shares purchased: Shares of common stock of the Company

2.	Total number of shares purchased: 1,000,000 shares (0.55% of total shares issued)

3.	Total purchase price: 1,963,168,500 yen

4.	Period of purchase: From March 17, 2005 to March 23, 2005

5.	Method of purchase: Purchase on the Tokyo Stock Exchange

References:

1.	Number of total issued shares of common stock of the Company: 180,063,836 shares

2.	Matters resolved with respect to the repurchase of the Company’s shares at the meeting of its board of directors held on March 11, 2005:

(1)	Type of shares to be purchased: Shares of common stock of the Company

(2)	Total number of shares to be purchased: Up to 1,000,000 shares (0.55% of total shares issued)

(3)	Total purchase price: Up to 20,000,000,000 yen

(4)	Period during which shares may be purchased: From March 14, 2005 to May 11, 2005

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For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html